                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                    Form 40-F
                -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                              No   X
          -----                           -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                              No   X
          -----                           -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                              No   X
          -----                           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated October 9, 2004, "ALSTOM enters into collaboration agreements for nuclear industrial partnership in China"

Press release dated October 9, 2004,  "ALSTOM  awarded  business worth one billion euros by Chinese railways"

Press release dated October 9, 2004,  "ALSTOM  awarded  pumped-storage projects in China"

Press release dated October 12, 2004,  "ALSTOM  consortium  chosen for the supply of metro trains for the city of Shanghai"

Press release dated October 27, 2004,  "ALSTOM is Awarded an Order for
120 Cars for the Washington Subway"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                           ALSTOM

Date: October 29, 2004                 By: /s/ Philippe Jaffré
                                           -------------------------------------
                                           Name: Philippe Jaffré
                                           Title: Chief Financial Officer

                                                                  9 October 2004

                 ALSTOM ENTERS INTO COLLABORATION AGREEMENTS FOR
                    NUCLEAR INDUSTRIAL PARTNERSHIP IN CHINA

ALSTOM and Dong Fang have agreed to cooperate in the  preparation and submission of a mutually agreed proposal to supply the Turbine  Generator  Package for Ling
Ao nuclear  power plant Phase II (2 X 1000 MW), as inquired by the China Nuclear
Power Engineering Company.

ALSTOM and Dong Fang have successfully  cooperated during the last ten years for the delivery of the Conventional  Islands of Ling Ao Phase I nuclear power plant
(2 X 1000 MW) and  therefore  have  decided to pursue  collaborating  on Ling Ao
Phase II.

ALSTOM is willing to support the  Chinese  self-reliance  programme  for Nuclear
Power by partnering  with Chinese  industry and the local  Electric Power Design
Institutes, especially with its ARABELLE technology for half speed steam turbine of 1500 MW Class (1000 - 1700 MW) used in nuclear power plants.

ALSTOM also intends to invest in a  state-of-the-art  welded  rotor  facility in
China to serve both the Chinese and the world market for nuclear or fossil steam turbines using ALSTOM  technology.  ALSTOM's unique welded rotor  technology can bring huge benefits to the Chinese self-reliance programme in terms of technical performance and local manufacturability.

Patrick Kron,  ALSTOM's Chairman and Chief Executive  Officer,  expressed during his visit in China the importance of these partnerships for ALSTOM,  reiterating that  "ALSTOM has been playing an active role in the  development  of the energy infrastructure  in China for now several  decades.  We have a wide experience in nuclear technology having supplied  conventional islands in more than a third of
the  global  nuclear   installed   base.  We  are  therefore   looking   forward
participating  in the ambitious  nuclear  programme  that will be implemented in
China with our Chinese partners with which we have been  collaborating  for many years now".

Press relations:    M. Boulot / G. Tourvieille
                    (Tel. 01 41 49 27 40) - internet.press@chq.alstom.com
Investor Relations: E. Chatelain
                    (Tel. 01 41 49 37 38) - investor.relations@chq.alstom.com

                                                                 9 October 2004

               ALSTOM AWARDED BUSINESS WORTH ONE BILLION EUROS BY
                                CHINESE RAILWAYS

The Ministry of Railways of the People's  Republic of China has  announced  that
ALSTOM has been chosen for the supply of regional trains and locomotives.

The contract  specifies that 60 regional  trains are to be supplied and built in
China by ALSTOM working in partnership with the Changchun Railway Company.

This  business  is  expected  to be worth  over 620  million  euros  for  ALSTOM including a technology  transfer  enabling 51 of the trains to be built locally.
ALSTOM will supply 3 complete trainsets,  6 trainsets in kits, and equipment for the remaining 51 trainsets, from its sites in Savigliano, Italy, and La Rochelle in France.

The  trainsets  will be composed of 8 cars each and based on ALSTOM's  PENDOLINO technology  for the  carbody,  but  will  not  use a  tilting  system.  Entering commercial  service  in 2007,  they will run at a speed of  200km/h  on  various regional lines.

They represent  ALSTOM's latest EMU (Electrical  Multiple Units)  technology and are true  high  performance  products  that  gained an  excellent  international reputation through numerous worldwide references.

180 high-power double  locomotives are also to be supplied and built in China by
ALSTOM working in partnership with the Datong Electric Locomotive Company.

ALSTOM's  share of this  business  will account for around 380 million euros and covers the  supply of the first 12  locomotives  and a  technology  transfer  to enable the remaining 168 to be built locally.

The double electric locomotives are derived from ALSTOM's successful PRIMA range and will be used  primarily for heavy freight  duties on the  Datong-Qinhuangdao line.

ALSTOM's site in Belfort will provide the first locomotives in the order and the relevant technology transfer, other French sites - Ornans, Tarbes and Le Creusot

- as well as  Charleroi  in  Belgium  participating  in the  supply of bogie and traction elements.

Patrick  Kron,  Chairman  and Chief  Executive  Officer of ALSTOM  said:  "These announcements are very encouraging for ALSTOM and confirm our strong belief that we have both  experience  and know-how in technology  and project  management to serve rail transport needs in China with our local  partners.  We have created a strong  technological and industrial  platform that enables us to participate in the future high-speed lines projects".

ALSTOM's  Transport  sector has a  long-standing  commitment to serving  Chinese national  and urban  rail  transport  markets,  dating  back to the  1950s  when starting to supply diesel and electric locomotives to China. Today the Group has established  several  joint  ventures  and  partnership  agreements  such  as in
Shanghai  with Satco for the  production  of mass  transit  vehicles,  Satee for propulsion  equipment and Casco for  signalling  equipment;  and in Qingdao with
Qingdao Railway Equipment company for the supply of dispen dampers.

Press relations:    M. Boulot / G. Tourvieille
                    (Tel. 01 41 49 27 40)
                    internet.press@chq.alstom.com

Investor Relations: E. Chatelain
                    (Tel. 01 41 49 37 38)
                    investor.relations@chq.alstom.com

                                                                 9 October 2004

               ALSTOM AWARDED PUMPED-STORAGE PROJECTS IN CHINA

ALSTOM has just signed four contracts with a combined value of 357 million euros to provide power generating equipment for three pumped-storage projects in China and transfer the related technology.

The scope of supply for all three  projects  covers the  design,  manufacturing, transport  and  supervision  of  building  and  commissioning  of  16 x  306  MW
reversible   pump-turbine/motor-generator  units,  all  associated  auxiliaries, electrical BOP and control  systems.  All  equipments  will be  manufactured  in
ALSTOM's facilities in Brazil, China, France and Switzerland.

The  first  contract  is for the  supply  of 8 x 306 MW  units  for  the  Huizou
Pumped-Storage  Power Station,  located in China's southern Guangdong  Province, for  Guangdong  Pumped  Storage  Co.,  Ltd.  The  first  unit is  scheduled  for commissioning by the end of 2008 and the last by the end of 2011.

The  second   covers  the  supply  of  4  x  306  MW  units  for  the  Bailianhe
Pumped-Storage Power Station, located in central Hubei Province. The customer is
Bailianhe  Pumped-Storage Co., Ltd. Commissioning of the units will stretch from the beginning of 2007 to mid-2008.

In the third contract, the State Grid Henan Baoquan Pumped Storage Co., Ltd. has
ordered  4 x 306  MW  units  for  the  underground  powerhouse  of  the  Baoquan
Pumped-Storage  Power  Station  located  on the  Yuhe  River  in  central  Henan
Province.  The first unit is scheduled for commercial  operation in May 2008 and the last in April 2009.

The fourth contact concerns the transfer of technology.  Under the terms of this contract,  ALSTOM will transfer the relevant design and manufacturing technology of single stage reversible pump-turbine and motor-generator to Harbin Electrical
Machinery Co. Ltd. and Dongfang Electrical Machinery Co.

Philippe   Joubert,   President  of  ALSTOM's   Power   Environment   and  Power
Turbo-Systems Sectors, said that "these orders coming on top of the recently won
Three Gorges Right Bank contract and other projects in China, are further proofs of customer  confidence in ALSTOM  technology.  These orders allow us to provide the best power generation  solutions for the booming power market of China. This reinforces our commitment to be a long term,  dedicated  partner of China in the development of the country's power infrastructure. "

Press relations:    M. Boulot / G. Tourvieille
                    (Tel. 01 41 49 27 40)
                    internet.press@chq.alstom.com

Investor Relations: E. Chatelain
                    (Tel. 01 41 49 37 38)
                    investor.relations@chq.alstom.com

                                                                 12 October 2004

                ALSTOM CONSORTIUM CHOSEN FOR THE SUPPLY OF METRO
                         TRAINS FOR THE CITY OF SHANGHAI

The Shanghai  Shetong  Holdings Group,  the transport  investment  branch of the
Shanghai Municipality, has announced today that the ALSTOM consortium was chosen for the supply of METROPOLIS  trains for the extension of Shanghai's  metro line
1.

The  consortium  comprising  SATCO*,  a joint  venture of ALSTOM  Transport  and
Shanghai Electric  Corporation,  and CSR Nanjing Puzhen Rolling Stock Works, was
selected for the supply of 16 trainsets of 8 cars each.

The total value of this  contract is 134 million euros and the ALSTOM share will be about one third of this.

Patrick Kron,  Chairman and Chief Executive  Officer of ALSTOM,  said: "ALSTOM has received orders for some 500 METROPOLIS  metro cars to the city of Shanghai, of which more than 200 are currently in operation on the Pearl and Xinmin lines.
This new  contract  confirms  our  strong  commitment  to be,  with our  Chinese partners,  the supplier of choice for the Shanghai Metro system,  and to a wider extent, for the mass transit market in China".

* Shanghai Alstom Transport Co Ltd.

Press relations:    M. Boulot / G. Tourvieille
                    (Tel. 01 41 49 27 40)
                    internet.press@chq.alstom.com

Investor Relations: E. Chatelain
                    (Tel. 01 41 49 37 38)
                    investor.relations@chq.alstom.com

                                                                October 27, 2004

                   ALSTOM IS AWARDED AN ORDER FOR 120 CARS FOR
                              THE WASHINGTON SUBWAY

The Washington Metropolitan Area Transit Authority (WMATA) has awarded ALSTOM an order  worth  around 150  million  euros for the supply of 120 heavy rail subway cars.

This order is the exercise of an option provided in the initial contract awarded to ALSTOM by WMATA in June 2002 for the supply of 62 heavy rail  subway cars for the Blue Line extension to Largo Town Center.

WMATA's  bus and metro lines serve  nearly 336  million  passengers  per year in
Washington area. The 120 cars will serve to accommodate  continued growth on the
Metrorail  system,  and will  also be used to help  WMATA  expand  to  eight-car trains.

The cars will be  assembled in ALSTOM's  Hornell,  NY  facilities.  They will be fitted with ALSTOM's proven propulsion  technology,  ONIXTM traction drives, and an advanced cab signaling system.

In 2000,  WMATA had already  awarded  ALSTOM a contract  for the overhaul of 364 subway cars which were built between 1983 and 1988.  This  contract  represented
Washington Metro's largest single order.

Press relations:    M. Boulot / G. Tourvieille
                    (Tel. +33 (0)1 41 49 27 40)
                    internet.press@chq.alstom.com

Investor Relations: E. Chatelain
                    (Tel. +33 (0)1 41 49 37 38)
                    investor.relations@chq.alstom.com